Exhibit 14.1

FLINT HILLS RESOURCES HOUSTON CHEMICAL, LLC

CODE OF ETHICS FOR FINANCIAL OFFICERS
Effective as of July 2014

The Board of Managers (the “Board”) of Flint Hills Resources Houston Chemical, LLC (the “Company”)  has adopted this Financial Code of Ethics (this “Code”).  This Code contains the ethical principles by which the Company’s Chief Executive Officer (or other principal executive officer), Chief Financial Officer (or other principal financial officer), Controller (or other principal accounting officer) and other senior financial officers (collectively, the “Senior Officers”) are expected to conduct themselves when carrying out their duties and responsibilities on behalf of the Company.  Senior Officers must also comply with other ethics policies applicable to Flint Hills Resources, LLC and its subsidiaries in effect from time to time, including the Code of Conduct.  You should read this Code carefully.

The Board reserves the right to amend this Code and to adopt different policies and procedures, consistent with requirements of applicable laws, rules and regulations.  If a law conflicts with this Code, you must comply with the law.

1.	Ethical Principles

In carrying out his or her duties and responsibilities to the Company, each Senior Officer should:

•	Act ethically with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Company;

•	Comply with applicable laws, rules and regulations of federal, state and local governments and the regulatory agencies having jurisdiction over the Company;

•	Promptly report violations of this Code to the Board; and

•	Accept accountability for adherence to this Code.

2.	Waivers

Any waiver of this Code shall be made only by the Board.  Persons seeking a waiver should be prepared to disclose all pertinent facts and circumstances, respond to inquiries for additional information, explain why the waiver is necessary, appropriate or in the best interest of the Company, and be willing to comply with any procedures that may be required to protect the Company in connection with a waiver.  If a waiver of this Code is granted for any Senior Officer, appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC.

3.	Amendment

Any amendment to this Code shall be made only by the Board.  If an amendment to this  Code is made, appropriate disclosure will be made promptly in accordance with the rules and regulations of the SEC.

4.	Filing Requirement

The Company shall cause this Code to be filed as an exhibit to the Company’s Annual Report on Form 10-K (“Annual Report”) as required by applicable SEC rules and regulations.  In addition, the Company shall disclose in its Annual Report on Form 10-K that a copy of this Code is available on the SEC website and in print to any security holder of the Company that requests a copy.

*   *   *

It is the intent of the Company that this Code be its written code of ethics under the Sarbanes-Oxley Act of 2002, complying with the standards set forth in Item 406 of Regulation S-K promulgated by the Securities and Exchange Commission.